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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2005

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Disclosures with respect to the Ordinary General Meeting of Converium
Holding Ltd, held on April 12, 2005, at 10.30 a.m., at the Theater Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland


Issuer:                  Converium Holding Ltd
Sec. ID no.:             1'299'771
ISIN:                    CH0012997711



According to the Admission Board Circular No.1, point 3.04, we herewith inform you about the resolutions having been taken by the Ordinary General Meeting of April 12, 2005. All resolutions were taken electronically.

Proposal 1: Approval of the annual report, the annual financial statements and the consolidated annual financial statements (consolidated statements) for 2004


The Ordinary General Meeting approved with great majority of the votes cast the annual report the annual financial statements and the consolidated annual financial statements for 2004.

Proposal 2: Allocation of net loss for the year

The Ordinary General Meeting approved with great majority of the votes cast the proposal of the Board of Directors to allocate the net loss in the amount of CHF -1'518'291'374 to the free reserves.

Proposal 3: Release of the members of the Board of Directors and of the management from liability

The Ordinary General Meeting agreed with great majority of votes cast to release the members of the Board of Directors and of the management from liability.

Proposal 4: Election of new Board members

The Ordinary General Meeting elected with great majority of the votes cast
Mr. Markus Dennler, PhD, and Mr. Rudolf Kellenberger as new members of the Board for a term of office of three years.

Proposal 5: Re-election of the auditors and group auditors

The Ordinary General Meeting elected with great majority of the votes cast PricewaterhouseCoopers AG as auditors and group auditors for a further term of one year.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 CONVERIUM HOLDING AG




                                 By:  /s/ Terry Clarke
                                      Name:      Terry Clarke
                                      Title:     CEO




                                 By:  /s/ Christian Felderer
                                      Name:      Christian Felderer
                                      Title:     General Legal Counsel



Date: April 14, 2005